SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)*

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

22662K 20 7

(CUSIP Number)

_________

J. Virgil Waggoner

6605 Cypresswood Drive, Suite 250

Spring, Texas 77379

(Name, Address and Telephone Number of Person(s)

Authorized to Receive Notices and Communications)

July 24, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J. Virgil Waggoner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 427,333
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER: 0 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER: 427,333
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,333 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.87% (1)
14	TYPE OF REPORTING PERSON* IN

(1) Based upon 4,815,280 shares of Common Stock outstanding, in addition to 2,000 shares of Common Stock which may be received upon exercise of options with respect to securities beneficially owned by the reporting person (See Item 5).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This amendment no. 6 to Schedule 13D amends and supplements items 4, 5, 6 and 7 contained in the amendment no. 4 and 5 to Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on or about June 14, 2007 (the “13D/A”), by J. Virgil Waggoner. The 13D/A is amended and supplemented as follows:

Item 4. Purpose of Transaction

(a)     Pursuant to a Purchase Agreement dated July 24, 2007 (the “Purchase Agreement”), between OCM GW Holdings, LLC (“Holdings”) and Waggoner, Holdings purchased 1,219,819 shares of the Common Stock from Waggoner for a purchase price of $8,500,000.00.

The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated herein by reference and filed as Exhibit 99(a) hereto.

(b)-(j)	Not applicable

Waggoner currently holds his interest in the Company for investment purposes. Waggoner intends to continuously evaluate the Company’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Company’s securities will be acquired by Waggoner or whether he will dispose of the Company’s securities. At any time, additional shares of securities of the Company may be acquired or some or all of the shares of the Company’s securities held by Waggoner may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, Waggoner currently has no plan or proposal, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of his respective ongoing evaluation of this investment and investment alternatives, Waggoner may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Waggoner may hold discussions with or make formal proposals to the management or the Board of Directors of the Company, other shareholders of the Company or other third parties regarding such matters.

Item 5. Interest in Securities of Issuer

(a) and (b)         Waggoner beneficially owns, for the purpose of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), 427,333 shares of the Common Stock, which includes 425,333 shares of Common Stock and options to purchase 2,000 shares of Common Stock, over which he has sole dispositive and voting power.

Waggoner’s current beneficial ownership represents approximately 8.87% of the shares of the Common Stock, based upon 4,815,280 shares of Common Stock issued and outstanding, plus 2,000 shares of Common Stock which may be received upon conversion of securities beneficially owned by Waggoner.

(c)           Except as set forth herein, Waggoner has not effected any transactions in shares of the Common Stock since his last filing on Schedule 13D on June 14, 2007.

(d)	None.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

See Item 4 with respect to the Purchase Agreement. A copy of the Purchase Agreement is attached hereto as Exhibit 99(a).

Item 7. Material to be Filed as Exhibits

99(a)	Purchase Agreement for the Common Stock, dated July 24, 2007, between OCM GW Holdings, LLC and Waggoner

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 2, 2007

/s/ J. Virgil Waggoner
J. Virgil Waggoner

Exhibit Index

Name of Exhibit

99(a)	Purchase Agreement for the Common Stock, dated July 24, 2007, between OCM GW Holdings, LLC and Waggoner